Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before income taxes	$991	$1,017	$1,431	$1,531	$1,142
Fixed Charges	132	142	145	136	156
Income (loss) as adjusted	1,123	1,159	1,576	1,667	1,298
Fixed charges:
Interest expense (1)	97	102	101	92	82
Portion of rents representative of the interest factor	3	4	4	3	4
Interest expense on financial guaranty variable interest entities’ (FG VIE) liabilities (1)	32	36	40	41	70
Total fixed charges	$132	$142	$145	$136	$156
Ratio of consolidated earnings to fixed charges (1)	8.5	8.2	10.9	12.3	8.3
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(1)
For purposes of computing the ratios, earnings consist of income (loss) before income tax expense plus fixed charges to the extent that these charges are included in the determination of earnings. Fixed charges consist of interest expense plus one-third of rent expense under operating leases, which are estimated by management to be the interest factor of these rentals. Interest expense includes interest on long term debt and interest expense on FG VIE liabilities with and without recourse. The Company is not primarily liable for the debt obligations issued by the FG VIEs they insure (i.e. with recourse) and would only be required to make payments on these obligations in the event that the issuer of such debt obligations defaults on any principal or interest due. FG VIEs’ liabilities that are insured by the Company are considered to be with recourse because the Company guarantees the payment of principal and interest regardless of the performance of the FG VIEs’ assets. FG VIEs’ liabilities that are not insured by the Company are considered to be without recourse because the payment of principal and interest on these liabilities is wholly dependent on the performance of the FG VIEs’ assets.